UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Forward-Looking Statements:

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, SGPS, S.A. (“PT”), Oi S.A. (“Oi”) and Telemar Participações S.A. (“CorpCo”), business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

*              *              *

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2014.

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira
Name: Nuno Vieira
Title: Investor Relations Director

3

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Joint presentation of Portugal Telecom, SGPS, S.A. and Oi S.A regarding their results of operations for the first quarter ended March 31, 2014, dated May 15, 2014.

4

Rio de Janeiro, 15 May 2014 1Q14 results

IMPORTANT NOTICE This release contains forward-looking statements, according to the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about perspectives and expectations, are forward-looking statements. The words "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "plans", and similar terms, when related to the Company or its management, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they are made, and the Company is not obligated to update them as new information or future developments arise.

Progress against Our business priorities

1Q14 Results – Progress against our business objectives

OPEX CONTROL

Opex[1] Brazil
R$ million


5,426
5,440
5,133
5,210
5,167
-4.8%
1Q13
2Q13
3Q13
4Q13
1Q14

Opex Portugal[2]
Euro million


-4.4%
363
371
-6.5%
347
1Q13
4Q13
1Q14

Brazil key initiatives

- Field force transformation: Click, process reengineering, multiskill
- Renegotiation of scope and terms of major supplier contracts
- IT transformation: reduction of applications, convergence and modular architecture
- Overhead optimization: reduction of overtime, incentive to online billing, energy saving, quality of sales, improve collection, control of G&A expenses

Portugal key initiatives

- Convergent CRM and self-care platform enabling lower Customer Care Costs
- New system and process reengineering to increase efficiency in sales support
- All IP transformation and consolidation of IT applications
- Fiber provides superior QoS and experience leading to lower costs

1 – Routine
2- Portuguese telecommunications businesses

Oi S.A. | 3

1Q14 Results – Progress against our business objectives

CAPEX CONTROL

Capex Brazil
R$ million


-29%
1.691
1.208
1Q13
1Q14

EBITDA[1] minus capex Brazil
R$ million


+R$578 million
502
-76
1Q13
1Q14

Capex Portugal[2]
Euro million


-20%
99
80
1Q13
1Q14

EBITDA minus capex Portugal
Euro million


+8%
172
186
1Q13
1Q14

Brazil key initiatives

- Granular approach to investment
- Partnership with suppliers: rationalization of suppliers, renegotiation of contracts, using "pay as you go" model and focus on network TCO optimization
- Extracting network synergies: boosting 3G coverage using 2G sites, expand Wi-Fi offload capacity, leverage multiple play with DTH based HDTV services, fiber swap and DTH over PON
- RAN Sharing

Portugal key initiatives

- Extensive FTTH network with 1.7 million households passed
- ~93% of population covered with 4G-LTE
- Investment in a world-class data center aimed at offering new and differentiated cloud-based services

1 – Routine
2- Portuguese telecommunications businesses

Oi S.A. | 4

R$ 3.3 billion of cash inflow from asset monetization Fixed towers Real Estate1 Mobile towers Date of Signed Contract Term of lease (Years) Quantity Date of closing Transaction value (R$ billion) EBITDA impact of disposals (R$ billion) Operational cost in 1Q14 EBITDA (R$ million) Operational cost in 1Q13 EBITDA (R$ million) Dec/12 15 1,208 Dec/12 0.5 0.2 - - Jul/13 20 – 40 2,113 Nov/13 0.7 n.m. - - Jul/13 13 - Dec/13 1.8 1.5 - - Jul/13 - 1 Sep/13 0.2 0.2 - - Pro-forma Numbers The chart above reflects the current view of management and is subject to various risks and uncertainties, including economic, regulatory and anti-trust factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Cost of 7% to 8% (including opex, capex and tax) and full year impact of R$650 million Fixed towers Apr/13 20 – 40 4,226 Aug/13 1.1 n.m. - - 1 - Cash-in still pending Mobile towers Dec/13 15 2,007 Mar/14 1.5 1.3 - - Globenet TOTAL 1Q14 - - - - 3.3 1.3 156 11 1Q14 Results – Progress against our business objectives

1Q14 Results – Progress against our business objectives

SYNERGIES

Oi and PT integration initiatives

- **Connected Residence:** Over 20 initiatives to promote complete residential connectivity and optimize accessibility
- **Total Mobility:**
  - New pre-paid data plans
  - Targeted Youth segment offers
  - Optimizing 2G,3G and 4G networking
  - One-to-one marketing campaigns for prepaid customers
- **Convergence:**
  - 3&4P Product Platform revisited to support complete solutions and customer loyalty
  - Reexamined Mixed Technology access to maximize Capex return
- **B2B Services:**
  - Renewed market strategy for SMEs resulting in churn reduction
  - Implementation of integrated Cloud Portfolio solutions
  - Fiber access solution redefined to reduce Capex /customer
- **Quality Delivery:**
  - Developed Sales Quality Index, deployed countrywide, resulting in reduced mis-sales
  - In IT, software factories productivity renegotiation and new processes being implemented to reduce complexity of portfolio, costs and execution
- **Operational Efficiency:**
  - Turnaround in Revenue Assurance processes contributed with R$ 66M in 2013´s OFCF
  - Control mechanisms/policies for invoice adjustments contributed >R$ 100M to 2013's OFCF

Synergies NPV Overview[1]

R$ billion


Run Rate
(R$ million)(2)
Opex synergies
2.1
192
Capex synergies
1.2
69
Operational synergies
3.3
261
Financial synergies
2.2
Total synergies
5.5

Note: Above synergy figures as per company guidance.

1- NPV valuation as at 31-Dec-13 based on 10% discount rate. 2 - Pre-tax.

Oi S.A. | 6

Transformation of the business and operating model Non-voice revenues per segment %. 1Q14 Portugal 54.7 Enterprise 57.6 Personal Mobility 37.7 Residential 67.8 +3.0pp +1.8pp +4.8pp +2.1pp 1Q14 Results – Progress against our business objectives Brazil • Oi TV relaunch •Oi Voz Total •Oi Conta Total Residential Personal Mobility Corporate •Oi Galera •Tudo por dia •New data package bundle •Data center and cloud services •ICT services Portugal +51% Apr/14 Avg 1Q14 Pay TV gross adds Indexed 1Q13 1Q14 +43% Personal mobility data revenues R$ million Brazil highlights

GEOGRAPHIC segmentation 1Q14 highlights – Oi & PT 14% 13% 73% Customers 22% 2% 76% 4% 19% 76% Revenues EBITDA Other Portugal Brazil Oi S.A. | 9

OVER 100 MILLION CUSTOMERs RGUs Thousand Oi Group Residential Fixed Lines Broadband Pay-TV Personal Mobility Prepaid Postpaid Enterprise Fixed Lines Broadband Pay-TV Mobile Other Total 21,509 13,194 6,319 1,996 54,461 46,047 8,415 10,776 5,764 901 165 3,945 14,943 101,689 PT ex-Brazil 17,661 11,556 5,277 828 48,145 41,417 6,729 8,137 5,050 630 2,456 657 (1) 74,600 3,848 1,638 1,042 1,168 6,316 4,630 1,686 2,639 714 271 165 1,489 14,286(2) 27,089 1- Public telephones. 2- Other international assets Customer segmentation % 15% 11% 54% 21% Wholesale & Other Enterprise Personal Mobility Residential Combined Group Post-Transaction 1Q14 highlights – Oi & PT

PRO-FORMA COMBINED FINANCIALS 1- Calculated as EBITDA less Capex. 2- Includes Oi’s cash capital increase effect, net of transaction costs Financial R$ million Revenues EBITDA margin (Pct) Capex Operational FCF1 Gross debt2 Net debt2 Combined Group post-transaction Oi Group PT ex. Brazil 9,073 3,874 42.7% 1,540 2,334 49,508 42,786 6,877 2,957 43.0% 1,208 1,749 34,458 30,291 2,209 917 41.5% 332 585 23,151 20,595 1Q14 highlights – Oi & PT

Strong liquidity position and no fx exposure 1- Considering Swap as (Liabilities Derivatives – Assets Derivatives). 2- Net cash position of Portugal Telecom post closing of the transaction. Liquidity R$ million. March 2014 Gross debt amortization schedule R$ million. March 2014 Average debt maturity: 4.05 years 3- Converted to BRL using the end of period FX 2,500 Cash 6,632 4,166 2,4662 Follow on 935 8,154 Liquidity Position Com. Papers 24,152 ECAs in USD3 920 Revol. in USD/ EUR3 3,510 Revol. in R$ 1,500 BNDES 2019 onwards 2018 19,440 5,853 2017 9,621 2016 9,782 2015 3,941 2014 8,352 1Q14 highlights – Oi & PT

BRAZIL

Transformation of the business model 1Q14 Results - Residential High density areas Low density areas http://tweakyourbiz.com/sales/files/Fourteen-Traits-Of-A-Great-Sales-Person.jpg• Revised commissioning model (incentive to reduce mis- sales) • Simplification of offer and pricing structure Quality of sales Bundled offerings • Leverage pay-TV offer to underpin broadband growth • Drive upselling and cross selling • Focus on increasing multiple play offers • Increase ARPU • Specific channel offers • Focus on higher speed offerings • Competitive pricing • Increase loyalty programs/base • Unique satellite capacity • FM and pay-tv bundling • Coverage • DTH footprint • Local points of sale and field force http://4photos.net/photosv2/379125_city_landscape.jpghttp://www.aproximaviagem.pt/html/n5/_temp/salvador/salvador_altHeader.jpgimage001image001image001image001image001 new pay-tv offer is showing encouraging results 1Q14 Results - Residential Oi Start HD 111 Channels 19 Pay TV (17 HD) Tiered pricing Local Globo content Oi Mix HD 151 Channels 59 Pay TV (37 HD) Extra room 12 months free Oi Total HD 178 Channels 86 Pay TV (47 HD) Extra room 12 months free Only Oi After 3 months, R$59.90 Municipalities only Oi with Globo Of households only Oi with Globo Without Globo exhibition Pay TV gross adds Indexed Pay TV early churn Indexed -17% New offer Old offer +51% Apr/14 Avg 1Q14

Strong growth of affordable fixed/prepaid mobile bundle 1Q14 Results - Residential Fixed lines with prepaid mobile bundle Thousands Churn %. Fixed lines 952 +48% Apr 14 1,408 1Q14 1,351 1Q13 April 1Q14 4Q13 3Q13 2Q13 1Q13 With Oi Voz Total Without Oi Voz Total https://fbcdn-photos-a-a.akamaihd.net/hphotos-ak-prn1/1497556_529780003795534_208619388_n.jpg1.16 1.42 1.39 SIM cards per customer

Multiple play growth driving churn performance 1Q14 Results - Residential Revenues Indexed Fixed voice Broadband Pay TV -3.1% 1Q14 1Q13 +6.5% 1Q14 1Q13 1Q14 1Q13 +18.0% Voluntary churn % Mar/14 Jan/13 3P - Oi Conta Total 2P - fixed line + broadband 1P - fixed line 5956+3pp 1Q14 1Q13 Households with more than 1P % 73.6 1Q14 1Q13 68.8 +7.0% ARPU R$

Targeted prepaid offers with focus on value with simple plans 1Q14 Results - Personal Mobility Below the line Above the line Voz Total • Bundle offer: fixed + mobile • Lock-up fixed line • Focus on youth segment • Bundled voice, SMS, music and data • Free Wi-Fi access to >670 thousand hotspots • Leverage the World Cup sponsorship • Bundled data and SMS • Automatic campaign targeting by capturing real time customer profile: recharges and usage • Trigger 1 to 1 campaigns according to customer events • SMS channel to contact customers and promote campaigns • Campaigns across customer lifecycle: acquisition, recharges, consumption and retention • Cross-sell and up-sell: recharges and bundles • Free-trial of new services to increase adoption: data or VAS BTL promotion return Indexed 1.5x ACM Control group Active campaign management

Aggressive move into prepaid delivering growth in recharges Recharges Indexed 1Q14 Results - Personal Mobility +7.1% 1Q14 1Q13 Top quartile of consumption growth CAGR 2010 - 2020 Oi’s market share >20% Oi’s market share <20% CE 10.4 MA 10.5 PB 10.8 AL 11.1 PI 11.1 PE 11.4 31% #2 15% #3 Oi’s market share 23% #3 33% #1 34% #1 34% #2 Source: Mckinsey; Anatel Net adds - Prepaid Thousand 39872 1Q14 1Q13 +453%

Simple affordable FM offer, already accounts for 10% of customer revenues 1Q14 Results - Personal Mobility – Oi controle • Unlimited calls to Oi Fixed and Mobile in Brazil for R$29.90/month, including also R$10.90/month to be used for other services including off-net calls • Additional consumption requires recharges • R$0.75/day for data, SMS and Wifi • Payment through credit card Revenues Indexed +32% 1Q14 1Q13 Churn Indexed -0.82pp 1Q14 1Q13 Customers Thousand 1Q14 2,715 4Q13 +7.1% 2,571 2,618 2Q13 2,534 3Q13 2,680 1Q13

“Oi Mais Conectado” already represents 17% of postpaid sales 1Q14 Results - Personal Mobility Voice + Data Package + Unlimited SMS + Unlimited on-net calls Oi Mais Conectado Oi Mais Conectado of promotion “Oi, Eu Tô na Copa” Postpaid churn Indexed -0.65pp 1Q13 1Q14

Mobile data revenues up by 43% y.o.y 1Q14 Results - Personal Mobility Pospaid RGUs Thousand Personal mobility customer revenues1 R$ million Data 1,654 +8pp +3.6% 1Q14 27% 1Q13 1,597 19% Prepaid RGUs Thousand +3.8% 1Q14 41,417 1Q13 39,905 +1.0% 1Q14 6,729 1Q13 6,664 Mobile internet Indexed 1Q14 1Q13 +102% 1Q13 1Q14 +164% Prepaid Postpaid 1– Includes subscriptions, outgoing calls, mobile long distance, roaming, data and value added

Commercial turnaround in progress 1Q14 Results - SMEs 1– Confirmation of sales with the customer 2– Transformation of inbound customer interactions in new sales Quality of sales Jun 13 Sep 13 Jan 14 Today • Review of commissioning model • Launch of quality call1 • Offers • Convergent offers • Redesign of existing mobile and fixed offers • Channels • Internal sales force • Branded stores • Service to Sales2 • Stronger support to partners • Improvement in the ratio Gross Sales / Activation • Revised credit policies • Website redesigned • Improvement of registration process • Data mining and analysis to improve sales process Competitiveness Productivity http://getting-in.com/wp-content/uploads/2012/09/Business-Studies-A-Level-Competitiveness.pnghttp://tweakyourbiz.com/sales/files/Fourteen-Traits-Of-A-Great-Sales-Person.jpghttp://3.bp.blogspot.com/-0vUBg1i6M7o/UG39DpoCicI/AAAAAAAAJrk/iRk6rltZRsg/s1600/productivity-tools.jpg delivering results 1Q14 Results - SMEs Average monthly churn % 2Q13 -26% -37% 1Q14 4Q13 3Q13 Mobile Broadband Fixed line Franchisees Sales persons Mobile gross adds mix % of convergent offers -50% +47% Apr/14 Dec/13 Apr/13 Apr /14 40% 60% Mar/14 36% 64% 24% 76% 14% 86% 6% 94% 5% 95% Oct/13 3% 97% Multiple play 1P Gross adds Indexed +113% +59% Apr/14 Jul/13 Dec/13 Mobile Total Gross margin contribution1 % y.o.y 1- Revenues less provisions for bad debt less interconnection costs -3.2 -2.9 1Q14 3.7 2Q13 3.0

Data, it and cloud are growth drivers 1Q14 Results – Corporate Innovative and differentiated IT offering already delivering results IT revenues Indexed 1Q14 1Q13 +20% Data revenues Indexed 1Q13 +16% 1Q14

Steady progress through customer and new services growth 1Q14 Results - Corporate/SMEs - Net Revenues -3.5% +0.6% 1Q14 2,091 4Q13 2,117 1Q13 2,079 4Q12 2,195 •Leading operator in data services •Data should continue to drive future growth •Explore new segments of the market to enhance leadership in high growth areas •Focusing on improving quality of sales, adjusting portfolio, developing competitive offers and building strong sales channels •Performance reflects favorable settlement agreements Corporate / SME R$ million +1.1% y.o.y billing revenues

Revenues were impacted by mtr cuts 1Q14 Results – Consolidated Brazil – Net Revenues 6,877 -0.1% -6.5% +0.6% -2.3% 1Q14 66 2,091 2,166 2,552 1Q13 7,041 91 2,079 2,316 2,555 Personal Mobility Residential Other Corporate / SMEs Net revenues R$ million 172 1Q14 6,877 Other 38 B2B 9 Personal mobility Customer 54 1Q13 7,041 Net revenues R$ million Mobile network usage +0.9% Customer revenues

Improving customer revenue trends 1Q14 Results – Consolidated Brazil – Net Revenues Residential y.o.y Personal mobility y.o.y Corporate / SMEs y.o.y Revenues y.o.y 1Q14 -0.1 4Q13 0.7 3Q13 3.0 1Q14 -5.3 3.6 4Q13 -1.7 3.4 3Q13 2.9 7.5 1Q14 4Q13 3Q13 -1.3 -3.6 0.6 3.4 1.5 4Q13 0.8 -1.8 -2.0 0.9 -2.4 -2.3 -1.0 3Q13 1Q14 Service revenues Customer revenues Net revenues

Focus on quality of sales is delivering results 1Q14 Results – Brazil Revenues 756 Gross margin contribution 5,917 Interconection costs Provision for bad debt 203 Net Revenues 6,877 Net revenue R$ million. 1Q14 y.o.y. 1Q14 4.4 4Q13 1.3 3Q13 1.4 2Q13 0.2 Gross margin contribution1 y.o.y.% 1- Revenues less provisions for bad debt less interconnection costs -2.3% -28.0% +4.4% -30.9%

cost discipline delivering savings but room for further optimization Operating cost and expenses R$ million 1Q14 Results – Consolidated Brazil – OPEX Insourcing of internal plant maintenance 1-Adjusted OPEX to ensure adequate comparison with 2014 reporting • Reduction in mis-sales and churn • Improvement in retention management, accounts receivable and backoffice • Efficiency gains in field force • Increased utilization of online billing Opex initiatives 262 208 338 1,247 1Q14 3,920 1Q14 routine 5,167 Rent & Insurance 50 Personnel 98 Other PDD 78 Handset Costs Third-Party Services 45 Interconnection 1Q13 routine 5,4261 MTR cuts Includes rent of assets that were sold in 2013 (R$156 million) Includes gains from mobile towers disposal

1 – Routine 2 - 1Q14 y.o.y excluding interconnection, non-core and rentals on asset sales +5.9% 1Q14 1,710 1Q13 1,615 Ebitda improvement underpinned by cost savings 1Q14 Results – Consolidated Brazil – OPEX and EBITDA EBITDA1 R$ million Opex1 R$ million -4.8% 1Q14 5,167 1Q13 5,426 25 23 EBITDA Margin -1.5%2

+R$578 million growth in operating free cash flow 1Q14 Results – Consolidated Brazil –CAPEX and OCF Operating FCF (Routine EBITDA-CAPEX) R$ million 502 484 -76 +R$578 million +4% 1Q14 4Q13 1Q13 78% 1,691 13% 16% 1Q14 10% -29% 1,208 6% 1Q13 78% Capex R$ million Other Network IT • Rationalization of suppliers •Renegotiation of contracts •“Pay As You Go” model (Users and Capacity) •Focus on network TCO optimization • RAN Sharing is one more step in rationalizing the common infrastructure •This initiative will be completely transparent to the user perception, not interfering in the relationship between user and operator • Boosting 3G coverage, using existing 2G sites •Expansion of offload wifi capacity •Leverage multiple play with DTH based HDTV services •Increasing sharing synergies: infrastrucute (Fiber swap), TV network (DTH over PON) Relationship with suppliers RAN sharing Extracting network synergies

Free cash flow improvement of R$500 million 1Q14 Results – Consolidated Brazil – Debt Change in Net debt R$ million 1 - Proceeds from Globenet and mobile towers disposals 2 – Payment done in January 8th 782 784 383 359914 4Q13 reported 30,416 +R$1.0 billion vs +R$ 1.5 billion in 1Q13 Net Debt 1Q14 Fistel Fee & bonus 3G license2 Market value of PT shares 4Q13 ex-PT shares 31,331 EBITDA routine 1,710 1,208 Capex WC Judicial Deposits + Tax Financial Results 30,291 32,355 1Q14 3,304 Non-Core1 458

portugal

M4O with 2.1 million RGUs 1Q14 Results – Portugal Consumer M4O RGUs Million. Portugal May February 2014 1.7 November 1.3 August 1.0 May 0.6 11 January 2013 0.0 2.1 M4O customers % 192259 4 SIM cards 3 SIM cards 2 SIM cards 36% of gross adds are new RGUs ~1 MILLION SIM cards

Continued traction in triple-play 1Q14 Results – Portugal Consumer (+1pp y.o.y) Note: Pay-TV penetration calculated with Anacom 4Q13 numbers and Primary households in Portugal. Source: Anacom, INE and Pordata Net adds Thousand. Portugal Pay-TV penetration 4Q13. Portugal Pay-TV market share %. Portugal 1Q13 1Q14 41.8 39.9 1Q12 +1.9pp 36.6 -16-15-15-13-1322141217272023253731273130 1Q14 4Q13 21 3Q13 2Q13 22 1Q13 3P TV Broadband PSTN (+5.5pp y.o.y) PT 3P penetration 1Q14. % in residential unique customers continued MARKET SHARE gains IN MOBILITY 1Q14 Results – Portugal Consumer Source: Anacom 47.9 +13.5pp 1Q14 1Q13 34.4 Personal mobility flat-fees % of customer revenues Personal mobility data revenues % of customer revenues 41.7 +3.7pp 1Q14 1Q13 38.0 Postpaid net adds Thousand 11611311711399119-414 4Q12 1Q12 1Q14 M4O launch Active SIM cards and market shares Thousand. % 100% -0.4pp -3.3pp +2.3pp 4Q13 46.8% 35.6% 15.5% 4Q12 44.5% 38.9% 15.9% MEO Op.2 Op.1 Other -0.4% 16,754 16,828

resilient performance in b2c 1Q14 Results – Portugal Consumer -2.01 1Q14 -4.21 -2.4 -5.2 -0.2 -0.5 -3.6 -0.2 -2.6 -5.7 -1.3 -2.7 -8.8 -1.3 1Q13 -2.4 -9.9 1.3 Consumer Personal mobility, services Residential Consumer segment revenues % y.o.y Consumer segment customers Thousand. 1Q14 Fixed BB 1,042 TV 1,168 Mobile 6,316 Fixed voice 1,638 +3.6% +3.1% -1.8% +3.0% % y.o.y 1 – 1Q14 figures were impacted by an accounting reclassification between operating costs and revenues.

RGUs IN SMEs POSITIVELY also IMPACTED BY M4O 1Q14 Results – Portugal Enterprise segment Revenue contribution from convergent customers %. SMEs Pct of customers that subscribe to at least 1 fixed and 1 mobile product Indexed. SMEs Pct of customers that subscribe to convergent offers (4P and 5P) Indexed. SMEs +6.9pp 1Q14 1Q13 +10.4pp 1Q14 1Q13 4Q13 1Q14 +5.7pp 71.5 +0.7pp 70.8 1Q13 65.8

FOCUS ON CAPTURING NEW SERVICE REVENUES AND DRIVing EFFICIENCY 1Q14 Results – Portugal Enterprise segment Contribution of non-voice revenues and revenues from VAS1%. 1Q14 1-Value-added services: Outsourcing, Managed Services, IT/IS, BPO, Cloud • Certification in Cisco Powered Hosted Collaboration Solution, Unified Communications as a Service (UCaaS), increases customer’s productivity and mobile collaboration assuring their cost control on a pay per user model. • Evolution of the offer of Mobile Device Management (MDM) supported on a centralized service, offered in SaaS model with focus on simplicity of use and ease of integration with enterprise IT platform ecosystems. • Reinforcement of ICT Outsourcing strategy and evolution to integration of IT services. • Enhancement of M2M offer with launch of Connectivity Managed services. Key initiatives -Corporate Smartphones enabled with internet Indexed 2970 Weight of non-voice revenues Revenues from VAS +32.5% 1Q14 1Q13

DELIVERING RESULTS DESPITE PRICING PRESSURE 1Q14 Results – Portugal Portugal1 revenues % y.o.y Non-voice revenues per segment %. 1Q14 Flat-fees in Portugal % -4.8 -3.2 -6.1 -6.8 -4.7 -6.7 -5.5 -5.8 -6.1 1Q14 -3.4 1Q13 57.6 Personal Mobility Residential Portugal 54.7 Enterprise 67.8 37.7 +3.0pp +1.8pp +4.8pp +2.1pp 89.6 1Q13 1Q14 88.4 1.3pp Residential Personal Mobility Note: weight of flat-fees in personal segments is calculated with customer revenues 1 - Portuguese telecommunications businesses 47.9 +13.5pp 1Q13 1Q14 34.4 Customer revenues Operating revenues

Competitive dynamics and fx impacting revenues Residential 1Q14 Results – Consolidated PT – Revenues Revenues Euro million • Higher contribution from MTC • Timor Telecom performance impacted by increased competition and pricing pressure • Stable residential revenues • Personal mobility revenues impacted by pricing pressure • Improving revenue trends in enterprises -2.9% Wholesale & other Enterprise Personal 115138 690 FX Other (constant FX) -3.9% 1Q14 Portugal -22 0 0 1Q13 718

EFFICIENCY IMPROVEMENTs underpinning margin AND CASH FLOW 1Q14 Results – Consolidated Portugal – OPEX, CAPEX, EBITDA Opex Portugal1 Euro million 347363 -4.4% 1Q14 1Q13 Capex Portugal1 Euro million 8099 -19.8% 1Q14 1Q13 EBITDA Portugal1 y.o.y 186172 +7.9% 1Q14 1Q13 EBITDA - Capex Portugal1 Euro million 1Q14 -2.2 4Q13 -5.8 3Q13 -9.1 2Q13 -9.7 1Q13 -11.7 1 –Portuguese telecommunications businesses

1Q14 Results – Consolidated PT – Revenues

COMPETITIVE DYNAMICS AND FX IMPACTING REVENUES

Revenues
Euro million


1Q13
718
Portugal
0
13
8
0
-22
Wholesale & other
Enterprise
Personal
Residential
Other (constant FX)
5
FX
11
-3.9%
1Q14
690

- Stable residential revenues
- Personal mobility revenues impacted by pricing pressure
- Improving revenue trends in enterprises

- Higher contribution from MTC
- Timor Telecom performance impacted by increased competition and pricing pressure

Oi S.A. | 42

Wrap up

Progress against Our business priorities 1Q14 Results – Wrap up https://encrypted-tbn3.gstatic.com/images?q=tbn:ANd9GcThO1HOS-5CsS9HTaYJkC2pAyFwncbY5GekVy31TTyMamu3_9tmOpex control Capex control Asset monetization Synergies https://encrypted-tbn2.gstatic.com/images?q=tbn:ANd9GcS6aJE3uawA9H5XUHeH4UUNuIJwqr90iTbUKgDp5fPTsqo2tEL8http://www.symbiocracy.com/wp-content/uploads/2010/07/Website-monetization-strategies1.jpgBusiness model transformation @ @

For further information: Nuno Vieira | Investor Relations Director +351 21 500 1701 | nuno.t.vieira@telecom.pt ir.telecom.pt | www.telecom.pt

Progress against Our business priorities 1Q14 Results – Wrap up https://encrypted-tbn3.gstatic.com/images?q=tbn:ANd9GcThO1HOS-5CsS9HTaYJkC2pAyFwncbY5GekVy31TTyMamu3_9tmOpex control Capex control Asset monetization Synergies https://encrypted-tbn2.gstatic.com/images?q=tbn:ANd9GcS6aJE3uawA9H5XUHeH4UUNuIJwqr90iTbUKgDp5fPTsqo2tEL8http://www.symbiocracy.com/wp-content/uploads/2010/07/Website-monetization-strategies1.jpgBusiness model transformation @ @

For further information: Nuno Vieira | Investor Relations Director +351 21 500 1701 | nuno.t.vieira@telecom.pt ir.telecom.pt | www.telecom.pt